Exhibit 1

Media Release

23 October 2008

St.George and Westpac welcome Treasurer approval for merger

St.George Bank Limited and Westpac Banking Corporation have welcomed approval by the Federal Treasurer, the Honourable Wayne Swan, for their proposed merger.

Westpac Chairman, Ted Evans, said: “Westpac is very pleased to have received the Treasurer’s approval.

“The core of our strategy for the combined organisation has always been to retain the distinctive brands and distribution networks of St.George and Westpac. This is reflected in the Treasurer’s conditions.

“The merger will create an even stronger bank which is important in these times of global economic uncertainty,” Mr Evans said.

St.George Chairman, John Curtis, welcomed the Treasurer’s approval as completing another important milestone ahead of the St.George shareholder vote on November 13.

The St.George Board has unanimously recommended that St.George shareholders vote in favour of the merger in the absence of a superior proposal.

“The merger will bring together the best of both banks to create a strong platform for future growth,” Mr Curtis said.

Ends.

For Further Information

David Lording	Jeremy Griffith
Westpac Media Relations	St.George Corporate Relations
Ph: 02 8253 3510	Ph: 02 9236 1328
Ph: 0419 683 411	Ph: 0411 259 432